EXCELERATE ENERGY, INC.

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material provisions of our capital stock, as well as other material terms of our amended and restated certificate of incorporation and our amended and restated bylaws. This summary does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and our amended and restated bylaws, copies of which are incorporated herein by reference, and the laws of the state of Delaware.

General

Our authorized capital stock consists of 300 million shares of Class A common stock, $0.001 par value per share, 150 million shares of Class B common stock, $0.001 par value per share, and 25 million shares of “blank check” preferred stock, $0.001 par value per share.

Common Stock

We have two classes of common stock: Class A and Class B, each of which has one vote per share. Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as provided in our amended and restated certificate of incorporation and/or as otherwise required by applicable law. Pursuant to our amended and restated certificate of incorporation, we may not amend, alter, repeal or waive certain of the provisions of our amended and restated certificate of incorporation that relate to the terms of our capital stock without the approval of the holders of a majority of the then outstanding shares of our Class B common stock, voting as a class. Holders of the Class A common stock and Class B common stock, as the case may be, would also have a separate class vote if we subdivide, combine or reclassify shares of the other class without concurrently subdividing, combining or reclassifying shares of such class in a proportional manner. Pursuant to the Delaware General Corporation Law (the “DGCL”), the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the par value of the shares of such class or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. Excelerate Energy Holdings, LLC (“EE Holdings”) holds all of the shares of our outstanding Class B common stock.

Class A Common Stock

Voting. Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Stockholders do not have the ability to cumulate votes for the election of directors.

Dividends. Holders of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Dissolution and Liquidation. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

No Preemptive Rights. Holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Issuance of Additional Class A Common Stock. We may issue additional shares of Class A common stock from time to time, subject to applicable provisions of our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law. We are obligated to issue Class A common stock (subject to the transfer and exchange restrictions set forth in the Amended and Restated Limited Partnership Agreement, dated April 14, 2022 (as the same may be amended, modified, supplemented and/or restated from time to time, the “EELP Limited Partnership Agreement”) of Excelerate Energy Limited Partnership (“EELP”) to holders of Class B interests who exchange those interests for shares of our Class A common stock on a one-for-one basis (unless we elect to satisfy such exchange for cash). When a Class B interest is exchanged for a share of our Class A common stock, the corresponding share of our Class B common stock will automatically be retired and restored to the status of an authorized but unissued share of Class B common stock.

Class B Common Stock

Voting. Holders of our Class B common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of shares of our Class B common stock vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise provided in our amended and restated certificate of incorporation and/or required by law.

Dividends. Holders of our Class B common stock are not entitled to dividends in respect of their shares of Class B common stock.

Dissolution and Liquidation. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, the holders of our Class B common stock will not be entitled to receive any distributions.

No Preemptive Rights. Holders of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. A corresponding share of Class B common stock is subject to automatic retirement upon an exchange of a Class B interest of EELP for a share of Class A common stock on and subject to the terms and conditions contemplated by the EELP Limited Partnership Agreement.

Issuance of Additional Class B Common Stock. We may in the future issue shares of Class B common stock to one or more new or existing partners of EELP to whom Class B interests are also issued, for example, in connection with the contribution of assets to us or EELP by such partner. We may also issue shares of Class B common stock to holders of Class B interests as necessary to maintain a one-to-one ratio between the number of Class B interests and the number of shares of Class B common stock outstanding, including in connection with a stock split, stock dividend, reclassification or similar transaction. In connection with an exchange of a Class B interest for Class A common stock, the corresponding share of Class B common stock will automatically be retired and restored to the status of an authorized but unissued share of Class B common stock.

Preferred Stock

Our amended and restated certificate of incorporation provides that our board of directors has the authority, without further action by the stockholders, to issue up to 25 million shares of preferred stock. Our board of directors is able to issue preferred stock in one or more series and determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon our preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. Issuances of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. Any issuance of preferred stock could also have the effect of decreasing the market price of our common stock and could delay, deter or prevent a change in control of our company.

Exclusive Forum Clause

Our amended and restated certificate of incorporation provides that, unless we select or consent in writing to the selection of another forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware) shall be the exclusive forum for any complaints asserting any “internal corporate claims,” which include claims in the right of our company (i) that are based upon a violation of a duty by a current or former director, officer, employee, or stockholder in such capacity or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery. Further, unless we select or consent to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. It is possible that a court could find our exclusive forum provision to be inapplicable or unenforceable.

Delaware Takeover Statute

In general, Section 203 of the DGCL, an anti-takeover provision, prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an interested stockholder, or person or group owning 15% or more of the corporation’s voting stock, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in the manner prescribed by the DGCL and Delaware Court of Chancery.

We elected in our amended and restated certificate of incorporation not to be subject to Section 203. However, our amended and restated certificate of incorporation contains provisions that have generally the same effect as Section 203, except that George B. Kaiser, the George Kaiser Family Foundation (the “Foundation”) and their respective affiliates and successors (other than our company), as well as their direct and indirect transferees, are not deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly are not be subject to such restrictions. The existence of this provision in our amended and restated certificate of incorporation is expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Delaware Law That May Have an Anti-Takeover Effect

Provisions of the DGCL and our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire our company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of our common stock.

Classified Board of Directors; Removal of Directors; Vacancies

Our amended and restated certificate of incorporation provides that, prior to the Classification Date (as defined in the amended and restated certificate of incorporation), our board of directors is subject to annual elections. Each director will hold office until the next annual meeting of our stockholders and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. During such time, directors may be removed with or without cause, and vacancies, including as a result of newly created directorships on the board of directors, may be filled at any time by the stockholders or by remaining directors. For purposes of our amended and restated certificate of incorporation, the “Trigger Date” shall be defined as such time when EE Holdings (including its permitted transferees) ceases to beneficially own at least 40% of the combined voting power of our then-outstanding capital stock entitled to vote generally in director elections. If Mr. Kaiser dies prior to the Trigger Date, for purposes of calculating the ownership percentage, shares held by EE Holdings immediately prior to Mr. Kaiser's death shall be combined with any shares held by the Foundation (and its affiliates) and, subsequently, based on the Foundation’s ownership for five years following Mr. Kaiser's death.

However, generally, from and after the Trigger Date, the board of directors is divided into three classes of directors, with directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. During such time as our board is classified, our amended and restated certificate of incorporation and amended and restated bylaws provide that any director may be removed for cause only and only by the affirmative vote of at least 66 2⁄3% of the voting power of the stock outstanding and entitled to vote on the election of directors, voting together as a single class. In addition, during such time, the classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. From and after the Trigger Date, vacancies, including as a result of newly created directorships on the board of directors, shall be filled at any time only by the remaining directors, or a sole remaining director, subject to the terms of the Stockholder’s Agreement.

No Cumulative Voting

The DGCL provides that a stockholder’s right to vote cumulatively in the election of directors does not exist unless the certificate of incorporation specifically provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Special Meetings of Stockholder

Our amended and restated certificate of incorporation provides that, from and after the Trigger Date, special meetings of the stockholders may be called only by the board of directors, the Chairperson of our board or our Chief Executive Officer. Prior to the Trigger Date, a special meeting may also be called at the request of EE Holdings. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Stockholder Action by Written Consent

The DGCL permits any action required to be taken at any annual or special meeting of the stockholders to be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws permit stockholder action by written consent prior to the Trigger Date and preclude stockholder action by written consent from and after the Trigger Date.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as director. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with such advance notice procedures and provide us with certain information. Our amended and restated bylaws allow the chairperson of the meeting of stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Supermajority Voting for Amendments to Our Governing Documents

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that the board of directors is expressly authorized to adopt, amend or repeal our bylaws. From and after the Trigger Date, any adoption, alteration, amendment or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of holders of at least 66 2/3% of the voting power of our stock outstanding and entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation provides that from and after the Trigger Date, certain articles of our amended and restated certificate of incorporation, including those relating to (i) the board size, classification, removal and vacancies, (ii) stockholder action by written consent, (iii) special meetings of stockholders, (iv) amendment of certificate and bylaws, (v) business combinations with interested stockholders, (vi) liability of directors, (vii) corporate opportunity waiver and (viii) forum selection, may be amended only by a vote of at least 66 2/3% of the voting power of our stock outstanding and entitled to vote thereon, voting together as a single class.

Authorized but Unissued Shares

As mentioned above, our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. The DGCL does not require stockholder approval for any issuance of authorized shares. However, the applicable stock exchange listing requirements require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. No assurances can be given that our shares will remain so listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. As discussed above, our board of directors will have the ability to issue preferred stock with voting rights or other preferences, without stockholder approval. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.